

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2023

Wai Yiu Yau
Chief Executive Officer
Globavend Holdings Ltd
Office 1401, Level 14, 197 St Georges Tce,
Perth, WA 6000,
Australia

> **Re: Globavend Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed August 23, 2023**
> **File No. 333-274166**

Dear Wai Yiu Yau:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2023 letter.

Form F-1 Filed August 23, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 60

1.   We note you revised your disclosure on page 59 in response to prior comment 1. We re-issue the comment. Please revise your discussion, to the extent material to an understanding of your results of operations, to quantify for each period presented the impact that foreign currency movement had on specific line items of revenue and expenses. For example, discussions about changes in the price vs. volume mix should consider changes in foreign currency fluctuation and how they impacted revenue. Refer to Item 5.A.3. of Form 20-F.

Exhibits
Exhibit 5.1
Opinion of Conyers Dill & Pearman, page II-4

2.   If counsel intends to use the term "Resale Shares" in the legality opinion, please revise the opinion to define the term and to opine on the Resale Shares at Section 4.3.

3.   At Section 3.3, counsel states that the legality opinion "is issued solely for the purposes of the filing of the Registration Statement and the offering of the IPO Shares by the Company and is not to be relied upon in respect of any other matter." Please be advised that you may not limit reliance in a manner that excludes anyone entitled to rely on the opinion. Refer to Staff Legal Bulletin 19 at Section II.B.3.d.

4.   Similarly, please ensure that the opinion includes no assumptions which are overly broad, that "assume away" the relevant issue, or that assume any of the material facts underlying the opinion or any readily ascertainable facts. For example, in connection with its Section 4.3 opinion that the shares offered by the selling shareholders "are validly issued, fully paid and non-assessable," counsel may not assume that such shares "have been fully paid for and the issue price was at or above par value," as it does in Section 2.9. Refer to Staff Legal Bulletin 19 at Sections II.B.2.h and II.B.3.a.

General

5.   We note the proposed offering by the selling shareholders of up to 1,680,210 Ordinary Shares. It appears that the transaction may be an indirect primary offering with the selling shareholders acting as a conduit in a distribution to the public. Please provide us with your detailed analysis as to why the proposed offering is not an indirect primary offering on your behalf and thus is appropriately characterized as a valid secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Interpretive Response 612.09 of our Compliance and Disclosure Interpretations for Securities Act Rules.

    You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Energy & Transportation

cc: Virginia Tam